                                                           File Number 70-8759


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Post-Effective Amendment No. 11

to

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

CNG INTERNATIONAL CORPORATION
Two Fountain Square, Suite 600
11921 Freedom Drive
Reston, Virginia 20190-5608

Consolidated Natural Gas Company, a registered holding company, is the parent of the other party


Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-8759


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Post-Effective Amendment No. 11

to

FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935



	Consolidated Natural Gas Company et al. hereby amend the application-declaration under the above file number, as most recently amended by Post-Effective Amendment No. 10, as follows. All page references below are to Post-Effective Amendment No. 10.


Item 1. Description of Proposed Transaction
        ___________________________________



1. The second paragraph under "I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS" IS RESTATED TO READ AS FOLLOWS:

"By supplemental order dated October 25, 1996, HCAR No. 26595, the Commission released jurisdiction over proposed investments of up to an aggregate of $75 million by CNG International in two gas pipelines, one in Bolivia and the other in Argentina and Uruguay. Pursuit of investment in these pipelines has been abandoned.(2)"




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2.  Footnote (2) at the bottom of page 3 is restated to read as follows:

"(2) Since the $75 million authorization earmarked for these pipelines will no longer be needed, CNG regards such amount available for release of jurisdiction for other Foreign Energy Activities in the proceeding under File No. 70-8759."


3. Delete "the Uruguay Project," in the second from last line in the fifth paragraph under "I. PRIOR CNG INTERNATIONAL AUTHORIZATIONS" on page 5.

4. Place "(7)" at the end of the first sentence in the sixth paragraph under "II THE TPA PIPELINE" on page 7 and insert a new footnote at the bottom of page 7 which will read as follows:

"(7) No further amounts will be expended under prior authorizations in this proceeding. The following table (rounded up to the nearest hundred thousand) indicates that the $100 million is within the amount available for investment in this proceeding.

                                                                Difference
                                                                Releasable
                              Amount             Amount         for Further
           Project          Authorized            Used          Investment
        ______________     ____________       ____________     ____________

     Bolivian,
     Argentine and
     Uruguay
     Pipelines          $ 75,000,000             0          $ 75,000,000

     Epic Pipeline        75,000,000       $ 38,800,000       36,200,000

     Alinta Pipeline     160,000,000        143,200,000       16,800,000
                        ____________       ____________     ____________

     Total              $310,000,000       $182,000,000     $128,000,000"
                        ============       ============     ============







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SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY



                                  By  D. M. Westfall

                                      Senior Vice President, Nonregulated
                                      Business and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION



                                  By  N. F. Chandler

                                      Its attorney


Date: April 6, 1999